Registration Statement No. 333-264388

Filed Pursuant to Rule 433

July 8, 2024

News

FOR IMMEDIATE RELEASE

BMO Announces Redemption of Four Exchange Traded Notes ("ETNs")

NEW YORK, July 8, 2024 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it intends to redeem all of the outstanding securities in each of the series set forth in the following table (collectively, the "Affected Securities"):

NYSE Arca Ticker	ETN Name and Pricing Supplement*	CUSIP	Call Settlement Date
BNKU	MicroSectorsTM U.S. Big Banks Index 3X Leveraged ETNs due March 25, 2039	063679823	July 25, 2024
BNKD	MicroSectorsTM U.S. Big Banks Index -3X Inverse Leveraged ETNs due March 25, 2039	06367V501	July 25, 2024
NRGU	MicroSectors™ U.S. Big Oil Index 3X Leveraged ETNs	06367V105	July 25, 2024
NRGD	MicroSectors™ U.S. Big Oil Index -3X Inverse Leveraged ETNs	06368L106	July 25, 2024

* The table above provides, for each of the Affected Securities, which are identified by their names, a hyperlink to the relevant pricing supplement. Hyperlinks to the applicable base prospectus and prospectus supplement are contained in such pricing supplements.

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the relevant pricing supplement for the Affected Securities. The ETNs are senior, unsecured obligations of BMO, and are subject to BMO’s credit risk.

With respect to each series of Affected Securities, the Call Settlement Amount payable on the Call Settlement Date will be calculated as specified in the relevant pricing supplement, as applicable, for the Affected Securities. BMO will pay the applicable Call Settlement Amount to investors holding Affected Securities on the applicable Call Settlement Date.

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BMO intends to send a notice of redemption to holders of the Affected Securities on July 11, 2024. For each series of Affected Securities, the Call Settlement Amount will equal the arithmetic mean of the closing Indicative Note Values on each Index Business Day in the related Call Measurement Period. The Call Measurement Period is expected to consist of the following five trading days: July 12, 2024, July 15, 2024, July 16, 2024, July 17, 2024 and July 18, 2024.

Each series of Affected Securities will be delisted from the NYSE Arca exchange prior to the open of trading on the Call Settlement Date.

Holders of the Affected Securities may choose to continue to hold their securities until the Call Settlement Date, or may choose to sell or redeem their Affected Securities on or prior to July 11, 2024, in accordance with the terms of the Affected Securities. BMO has announced the waiver of the minimum early redemption size for each of the Affected Securities. Prior to the waiver, holders of the Affected Securities were required to redeem at least 25,000 ETNs at one time in order to exercise their right to redeem them.

None of the other ETNs that BMO has previously issued are affected by this announcement. In particular, as to the redemption of NRGU and NRGD, please note that BMO's exchange traded notes linked to the Solactive MicroSectors™ Energy Index (ticker symbols "WTIU" and "WTID") will remain outstanding.

BMO does not intend to issue or register any additional Affected Securities on or after the date of this press release. BMO and its affiliates also intend to suspend any further sales from inventory of the Affected Securities on July 11, 2024. The market value of these securities may be influenced by, among other things, supply and demand for the Affected Securities. It is possible that the suspension of any further sales of the Affected Securities by BMO may influence the market value of the Affected Securities and the liquidity of the market for the Affected Securities, potentially leading to insufficient supply, and causing the Affected Securities to trade at a premium above their closing or intraday indicative value. Any such premium may subsequently decrease at any time and for any reason without warning, resulting in financial loss to investors who paid this premium when they acquired their Affected Securities.

Investors who purchase the Affected Securities at any time prior to the Call Settlement Date for an amount that is greater than the applicable Call Settlement Amount that they will receive on the Call Settlement Date will suffer a loss on their investment. Furthermore, investors who sell the Affected Securities at any time prior to delisting for an amount that is less than the applicable Call Settlement Amount they would have received on the Call Settlement Date will also suffer a loss. In either case, such losses could be significant. Investors will not receive any other compensation or amount for the loss of the investment opportunity of holding the Affected Securities.

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Bank of Montreal, the issuer of the securities described in this document, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC regarding each of these securities. Please read those documents and the other documents relating to these securities that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and the applicable securities. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offering of the Affected Securities, will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.4 trillion as of April 30, 2024. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

BMO Media Contact: Kelly Hechler, Toronto, Kelly.hechler@bmo.com, (416) 867-3996

Bank of Montreal ETNs: US.ETN@bmo.com, +1 (877) 369-5412

Internet: www.bmo.com

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